Exhibit 99.1

SECOND QUARTER 2006 EARNINGS RELEASE
ROYAL BANK OF CANADA REPORTS SECOND QUARTER 2006 RESULTS
The financial information in this document is in Canadian dollars and based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.
Second quarter 2006 highlights compared with the second quarter of 2005:
•	Net income of $1,118 million, up 23%; Net income from continuing operations(1) of $1,128 million, up 23%.

•	Diluted earnings per share(2) (EPS) of $.85, up 23%; Diluted EPS from continuing operations of $.86, up 23%.

•	Return on common equity (ROE) of 23.0%, up 310 basis points; ROE from continuing operations of 22.9%, up 300 basis points.

•	Revenue from continuing operations of $5,122 million, up $436 million, or 9%, on higher wealth management and banking volumes and record trading results.

•	Non-interest expense from continuing operations of $2,928 million, up $267 million, or 10%:
—	7% due to higher variable compensation, mainly in RBC Capital Markets, reflecting strong business performance.

—	3% related to all other expense categories, largely supporting business growth.
•	Total assets of $503 billion, up 16%.
(1)	Continuing operations exclude the results of our discontinued operations, RBC Mortgage Company.

(2)	On April 6, 2006, we paid a stock dividend of one common share on each of our issued and outstanding common shares. The effect is the same as a two-for-one split of our common shares. All common share numbers and per share calculations have been restated to reflect the stock dividend.
TORONTO, May 26, 2006 — Royal Bank of Canada (RY on TSX & NYSE) reported net income of $1,118 million for the second quarter ended April 30, 2006, up 23% from a year ago. Diluted EPS were $.85, up 23%. ROE was 23.0%, up 310 basis points.
     Commenting on the results, Gordon M. Nixon, President & CEO, said, “Each of our business segments delivered strong revenue and earnings growth this quarter. We also continued to build on our leadership position in Canada, and successfully expand our businesses in the U.S. and outside North America.”
     Net income from continuing operations of $1,128 million was up $212 million, or 23%, from a year ago. Diluted EPS were $.86, up $.16 or 23%. ROE was 22.9% compared to 19.9% a year ago. The increase in net income reflected strong revenue growth across all our business segments that was partially offset by higher variable compensation primarily in RBC Capital Markets. This growth was achieved despite a $35 million reduction in the translated value of U.S. dollar-denominated earnings due to a stronger Canadian dollar.
     Revenue from continuing operations increased $436 million, or 9%, from a year ago primarily due to solid growth in our wealth management and banking businesses and record trading results on improved market conditions and business expansion.
     Non-interest expense from continuing operations increased $267 million, or 10%, from a year ago. Variable compensation was up $189 million, primarily in RBC Capital Markets due to strong business performance. The remaining $78 million increase largely reflected higher costs in support of our business growth initiatives. These costs included higher professional fees, staffing levels in our distribution network and marketing and advertising costs. These factors were partially offset by lower stock-based compensation in the current period.
     Total provision for credit losses rose $8 million, or 7%, from a year ago. This increase primarily reflected growth in the personal loan and credit card portfolios and lower corporate and commercial loan recoveries. This was partially offset by the favourable effect of a higher level of securitized credit cards and a provision recorded in the prior year related to our 50% proportionate share of a provision booked at Moneris Solutions, Inc.
     Insurance policyholder benefits, claims and acquisition expense decreased $3 million over the prior year. The decline is largely attributable to the favourable impact on the translated value of U.S. dollar-denominated actuarial liabilities as a result of a stronger Canadian dollar, largely offset by higher claims experience in our Canadian Life and Health business. In the current quarter, actuarial life liabilities recorded in policyholder benefits decreased reflecting increases in long-term interest rates, and were offset by other actuarial adjustments.
     Income taxes decreased compared to the prior year despite higher earnings before tax from continuing operations largely due to higher net income reported by our foreign subsidiaries operating in lower income tax jurisdictions. A higher level of income from tax-efficient sources, including dividends, also contributed to the decrease in income taxes.
     Compared to the first quarter of 2006, net income decreased $53 million, or 5%, and diluted EPS fell $.04, or 4%. Net income from continuing operations was down $44 million, or 4%, and diluted EPS from continuing operations decreased $.03, or 3%. This decline largely reflected the impact of fewer days and higher provisions for credit losses in the current quarter, and the favourable resolution of a tax audit related to prior years recorded last quarter. A $5 million reduction in the translated value of U.S. dollar-denominated earnings due to a stronger Canadian dollar also contributed to the decrease. These factors were partially offset by higher trading results on improved market conditions and solid growth in our wealth management business.
     Six-month net income was $2,289 million, up $403 million, or 21%, from the first six months of 2005. Six-month diluted EPS were $1.74, up $.31, or 22%. From continuing operations net income was up $407 million, or 22%, compared to the prior year, despite the $50 million reduction in the translated value of U.S. dollar-denominated earnings due to a stronger Canadian dollar. Revenue increased $623 million, or 7%, from a year ago primarily due to solid growth in our wealth management and banking businesses and strong

[1]	Continuing operations exclude the results of our discontinued operations, RBC Mortgage Company.

[2]	On April 6, 2006, we paid a stock dividend of one common share on each of our issued and outstanding common shares. The effect is the same as a two-for-one split of our common shares. All common share numbers and per share calculations have been restated to reflect the stock dividend.

ROYAL BANK OF CANADA	1	Second Quarter 2006

trading results on improved market conditions and business expansion. Non-interest expense increased $364 million, or 7%, over the prior period largely due to higher variable compensation primarily reflecting strong business performance in RBC Capital Markets and higher costs in support of our business growth initiatives. The provision for credit losses decreased $53 million, or 24%, from the prior period mainly reflecting a $50 million reversal of the general allowance recorded in the first quarter of 2006.
     Discontinued operations net loss in the current quarter of $10 million was primarily due to charges related to the wind-down of RBC Mortgage Company. This compared to a net operating loss of $9 million in the prior year and a net loss of $1 million in the prior quarter.
     As at April 30, 2006, the Tier 1 capital ratio of 9.5% was unchanged from both a year ago and from the previous quarter. The Total capital ratio of 12.5% was down 30 basis points from 12.8% both a year ago and the previous quarter.
PRESIDENT & CHIEF EXECUTIVE OFFICER’S MESSAGE
We had another very strong quarter with earnings of $1.1 billion, up 23% from a year ago, and a ROE of 23.0% in the quarter. Each of our business segments delivered strong revenue and earnings growth compared to last year.
     RBC Canadian Personal and Business segment’s net income increased 16% from a year ago, driven by 6% higher revenue. Wealth Management revenue rose 20%, reflecting growth in mutual funds and full-service brokerage operations. As well, loan and deposit growth remained buoyant in a robust economy. We are pleased with this segment’s operating leverage (difference between the growth rates of revenue and expense) of 3% achieved even as we continued to invest in high growth businesses and added more client-facing employees in the quarter.
     Earnings from RBC U.S. and International Personal and Business segment’s continuing operations rose 29% and revenue rose 8% from a year ago, despite the continued strengthening of the Canadian dollar relative to the U.S. dollar. In U.S. dollars, earnings were up 39% and revenue was up 16%. This was driven by strong revenue growth in Wealth Management (reflecting the Abacus acquisition, growth in fee-based assets at RBC Dain Rauscher and higher brokerage commissions in Global Private Banking) as well as solid revenue growth and lower provisions for credit losses in Banking.
     RBC Capital Markets had an exceptionally strong quarter with net income of $433 million, an increase of 47% over a year ago. This reflects record trading results on favourable market conditions. The higher earnings also reflected greater merger and acquisition (M&A) activity and a lower effective tax rate. Non-interest expense also grew due to higher variable compensation costs reflecting strong business performance.

	2006 Objectives	Six-month performance
1. Diluted earnings per share growth (1)	20%+	21.7%
2. Return on common equity (ROE)	20%+	23.5%
3. Revenue growth	6-8%	7%
4. Operating leverage (2)	>3%	0%
5. Portfolio quality (3)	.40-.50%	.23%
6. Capital management: Tier 1 capital ratio	8%+	9.5%
7. Dividend payout ratio	40-50%	39%

(1)	Based on 2005 total reported diluted EPS of $5.13, which has been restated to $2.57 to reflect a stock dividend of one common share on each of our issued and outstanding common shares, paid on April 6, 2006.

(2)	Operating leverage is the difference between the revenue growth rate and the non-interest expense growth rate. Our 2006 objective for operating leverage is based on 2005 non-interest expense excluding the Enron Corp. litigation provision of $591 million recorded in the fourth quarter of 2005.

(3)	Ratio of specific provisions for credit losses to average loans and acceptances.
Performance review
For the first six months of the year, our diluted EPS growth of 21.7%, ROE of 23.5% and revenue growth of 7% all meet our 2006 objectives. Our portfolio quality remained strong, supported by a benign credit environment, resulting in a specific provision for credit losses ratio of .23% which continues to be better than our objective. We maintained our solid capital position with a Tier 1 capital ratio of 9.5%, which remains significantly above our target of 8% plus. Year-to-date operating leverage was flat compared to our annual objective of over 3% largely due to our business mix, which included a higher proportion of earnings from RBC Capital Markets. However, operating leverage was positive in both our Personal and Business segments. In light of the high level of earnings in the first six months of this year, our dividend payout ratio of 39% fell slightly short of our target payout ratio.
Progress on our strategic goals
We continued to make progress in the second quarter in taking steps to achieve our three goals which are:
1.	To be the undisputed leader in financial services in Canada

2.	To build on our strengths in banking, wealth management and capital markets in the United States

3.	To be a premier provider of selected global financial services
     In Canada, we continued to advance our leadership position in a number of areas. For example, we recorded mutual fund net sales of $2.2 billion to retain the top net sales position for the 10th straight quarter. RBC Capital Markets was the joint book runner on the highly anticipated Tim Hortons’ $900 million initial public offering (IPO) drawing global interest and demand. RBC Insurance became the first company to offer Canadians the ability to obtain a quote and purchase personal property and auto insurance online. In addition, we introduced a new Speedpass with debit capability enabling RBC client card holders to instantly pay for purchases at Esso retail outlets. We also continued to build our leading brand through ongoing support of Canadian Olympic and Paralympic teams competing in Torino 2006, a source of great pride to Canadians. In addition to our extensive advertising campaign, we staged a cross-country exhibition designed to give Canadians a taste of the excitement and spirit of the Olympic Games.

ROYAL BANK OF CANADA	2	Second Quarter 2006

     In the U.S., RBC Dain Rauscher’s fee-based assets reached US$25 billion, an increase of 38% over a year ago, while their total client assets under administration reached a record US$125 billion. Since the launch of RBC Centura’s new chequing account product suite last quarter, the number of new personal chequing accounts opened is up 24% and new commercial accounts are up 21% over last quarter. With respect to new products, RBC Centura introduced two highly competitive home equity line product offerings, and launched a version of its RBC Centura Platinum Visa Card for Global Private Banking customers in the quarter. RBC Insurance experienced record growth in its U.S. term life insurance business, setting two monthly sales records and growing 53% over a year ago. In the first calendar quarter of this year, RBC Capital Markets investment banking group ranked #4 in the U.S. in terms of number of managed IPOs.
     Internationally, we continued to expand and provide new services to our clients around the world. We opened a branch in Beijing to assist institutional, business and private banking clients with a range of banking, wealth management, trade finance and capital markets services. Global Private Banking opened an International Centre in Montreal with 16 financial professionals to provide customized financial services for internationally-based high net worth clients who have a family or business interest in Canada. RBC Capital Markets launched the RBC Hedge 250 Index, a broadly diversified representative and investable hedge fund index comprised of 250 funds — six times more than the number of funds included in other investable indices.
     Our strategic goals are intended to provide better solutions to our clients and to deliver continued growth to our shareholders. Over the last twelve months, our total return to shareholders was 32%, which included 28% growth in our common share price.
I would like to thank our employees for their continued efforts to earn the right to be our clients’ first choice and to generate superior financial performance and returns to our shareholders.
Gordon M. Nixon
President & Chief Executive Officer
SPECIFIED ITEMS
The following specified items are included in our results:

	For the three months ended (1)				For the six months ended
	April 30 2006		January 31 2006		April 30 2006
(C$ millions)	Before-tax	After-tax	Before-tax	After-tax	Before-tax	After-tax	Segments

Credit card customer loyalty reward program liability	$(72)	$(47)	$—	$—	$(72)	$(47)	RBC Canadian Personal and Business
Agreement termination fee	51	33	—	—	51	33	RBC Canadian Personal and Business
Net gain on exchange of NYSE seats for NYX shares	40	23	—	—	40	23	RBC Capital Markets and RBC U.S. and International Personal and Business
Income tax reduction	—	—	n.a.	70	n.a.	70	Corporate Support
General allowance reversal	—	—	50	33	50	33	RBC Capital Markets
Hurricane-related charges	—	—	(61)	(61)	(61)	(61)	RBC Canadian Personal and Business
Amounts related to the transfer of IIS to RBC Dexia IS	—	—	(16)	(19)	(16)	(19)	RBC Capital Markets

(1)	No specified items were reported for the three months ended April 30, 2005, and January 31, 2005.
n.a.	not applicable
Specified items and other key events
Q2 2006
Credit card customer loyalty reward program liability: We made a $72 million adjustment to our credit card customer loyalty reward program liability largely as a result of refinements to our model assumptions to reflect higher customer utilization of RBC Rewards points.
     Agreement termination fee: We received $51 million, in the quarter, related to the termination of an agreement.
     Net gain on exchange of NYSE seats for NYX shares: RBC Capital Markets and RBC U.S. and International Personal and Business respective broker dealer subsidiaries received shares in NYSE Group (NYX) in exchange for their respective New York Stock Exchange (NYSE) seats on March 7, 2006. This exchange resulted in a net gain of $32 million being recognized in RBC Capital Markets and a net gain of $8 million in RBC U.S. and International Personal and Business.
Q1 2006
Income tax reduction: A favourable resolution of an income tax audit related to prior years resulted in a $70 million reduction in income tax expense.
     General allowance reversal: We reversed $50 million of the general allowance related to our corporate loan portfolio in RBC Capital Markets, in light of the continued favourable credit conditions and the strengthening of the credit quality of the corporate loan portfolio.
     Hurricane-related charges: Additional liabilities for estimated net claims of $61 million (before-tax and after-tax) were expensed in our insurance business primarily related to Hurricane Wilma which occurred in late October 2005.

ROYAL BANK OF CANADA	3	Second Quarter 2006

     Amounts related to the transfer of IIS to RBC Dexia IS: On January 2, 2006, we combined our Institutional & Investor Services (IIS) business, previously part of RBC Capital Markets, with the Dexia Fund Services business of Dexia Banque Internationale à Luxembourg (Dexia) in return for a 50% joint venture interest in the new company, RBC Dexia Investor Services (RBC Dexia IS). Net charges incurred associated with the transfer of our IIS business to RBC Dexia IS were $16 million before-tax ($19 million after-tax which included a write-off of deferred taxes).
     IIS and RBC Dexia IS (Two months of results): In light of the RBC Dexia IS transaction concluded on January 2, 2006, only two months of earnings were reported for IIS in the first quarter of 2006. As there is a one-month lag in reporting of earnings from RBC Dexia IS, January 2 to March 31, 2006 earnings were reported in the second quarter of 2006.
     Abacus: On November 30, 2005 we completed the acquisition of Abacus Financial Services Group Limited (Abacus) expanding our Wealth Management business line in RBC U.S. and International Personal and Business.
Q1 and Q2 2005
No specified items were reported in the first and second quarters of 2005.
Key Financial Measures (Non-GAAP)
We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income, return on average common equity (ROE) and return on average risk capital (RORC). Management also assesses the performance of RBC Capital Markets using revenue on a taxable equivalent basis. While net income is determined in accordance with GAAP, the others are non-GAAP financial measures which do not have standardized meanings and may not be comparable to similar measures used by other companies.
     Our quarterly consolidated ROE calculation is based on annualized quarterly net income available to common shareholders divided by total average common equity for the period, which excludes preferred shares. Our quarterly RORC calculations are based on annualized quarterly net income available to common shareholders divided by attributed risk capital (which excludes goodwill and intangibles and unattributed equity). For a detailed description of these measures, refer to pages 46 and 47 of our 2005 Annual Report to Shareholders.
     The following table provides a reconciliation of the consolidated ROE and RORC calculations.

	For the three months ended			For the six months ended
(C$ millions, except percentage amounts) (1)(2)	April 30 2006	January 31 2006	April 30 2005	April 30 2006	April 30 2005

Net income from continuing operations	$1,128	$1,172	$916	$2,300	$1,893
Net loss from discontinued operations	(10)	(1)	(9)	(11)	(7)

Net income	$1,118	$1,171	$907	$2,289	$1,886
less: Preferred dividends	(11)	(10)	(12)	(21)	(20)

Net income available to common shareholders	$1,107	$1,161	$895	$2,268	$1,866
Average equity	$19,700	$19,300	$18,400	19,500	$18,000
less: Average unattributed common equity	2,100	2,700	2,050	2,400	1,850
less: Average goodwill and intangible capital	4,900	4,450	5,000	4,700	4,900
Average risk capital (3)	$12,700	$12,150	$11,350	$12,400	$11,250

Return on common equity (ROE)	23.0%	23.9%	19.9%	23.5%	20.9%
Return on risk capital (RORC)	35.7%	37.9%	32.4%	36.8%	33.5%

Return on common equity (ROE) from continuing operations	22.9%	23.6%	19.9%	23.3%	20.7%
Return on risk capital (RORC) from continuing operations	36.1%	38.0%	32.7%	37.0%	33.6%

(1)	The average risk capital, goodwill and intangible capital, average attributed equity and average equity figures shown above and throughout this document represent rounded figures. These amounts are calculated using month-end balances for the period. The ROE and RORC measures shown above and throughout this document are based on actual balances before rounding.

(2)	Return on common equity and RORC include continuing and discontinued operations.

(3)	Average risk capital includes Credit, Market (trading and non-trading), Insurance, Operational, Business and fixed asset risk capital. For further details refer to Economic Capital in the Capital management section of the second quarter 2006 Report to Shareholders.

ROYAL BANK OF CANADA	4	Second Quarter 2006

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER HIGHLIGHTS

	As at or for the three months ended			As at or for the six months ended

	April 30	January 31	April 30	April 30	April 30
(C$ millions, except per share and percentage amounts)	2006	2006	2005	2006	2005

Continuing operations
Total revenue	$5,122	$4,960	$4,686	$10,082	$9,459
Non-interest expense	2,928	2,751	2,661	5,679	5,315
Provision for credit losses	124	47	116	171	224
Insurance policyholder benefits, claims and acquisition expense	619	652	622	1,271	1,204
Business realignment charges	—	—	2	—	4
Net income before income taxes (1)	1,451	1,510	1,285	2,961	2,712
Net income from continuing operations	1,128	1,172	916	2,300	1,893
Net loss from discontinued operations	(10)	(1)	(9)	(11)	(7)
Net income	$1,118	$1,171	$907	$2,289	$1,886

Segments — net income from continuing operations
RBC Canadian Personal and Business	$608	$669	$524	$1,277	$1,121
RBC U.S. and International Personal and Business (2)	106	101	82	207	175
RBC Capital Markets (2)	433	330	294	763	562
Corporate Support	(19)	72	16	53	35
Net income from continuing operations	$1,128	$1,172	$916	$2,300	$1,893

Selected information
Earnings per share (EPS) — diluted (3)	$0.85	$0.89	$0.69	$1.74	$1.43
Return on common equity (ROE) (4)	23.0%	23.9%	19.9%	23.5%	20.9%
Return on risk capital (RORC) (4)	35.7%	37.9%	32.4%	36.8%	33.5%
Selected information for continuing operations
Earnings per share (EPS) — diluted (3)	$0.86	$0.89	$0.70	$1.75	$1.44
Return on common equity (ROE) (4)	22.9%	23.6%	19.9%	23.3%	20.7%
Return on risk capital (RORC) (4)	36.1%	38.0%	32.7%	37.0%	33.6%
Operating leverage (5)	(0.7%)	0.2%	6.3%	(0.2%)	10.4%
Capital ratios (6)
Tier 1 capital ratio	9.5%	9.5%	9.5%	9.5%	9.5%
Total capital ratio	12.5%	12.8%	12.8%	12.5%	12.8%
Selected balance sheet data
Total assets	$502,893	$487,874	$434,873	$502,893	$434,873
Securities	163,991	165,658	139,585	163,991	139,585
Consumer loans	140,998	138,581	129,618	140,998	129,618
Business and government loans	57,583	55,615	49,779	57,583	49,779
Deposits	322,787	314,872	283,492	322,787	283,492
Average common equity (4)	19,700	19,300	18,400	19,500	18,000
Average risk capital (4)	12,700	12,150	11,350	12,400	11,250
Common share information (3)
Shares outstanding (000s) — average basic	1,282,694	1,284,333	1,281,685	1,283,436	1,279,482
— average diluted	1,301,645	1,304,378	1,303,601	1,303,106	1,301,133
— end of period	1,286,064	1,290,983	1,292,801	1,286,064	1,292,801
Dividends per share	$0.36	$0.32	$0.28	$0.68	$0.55
Dividend yield	3.0%	2.9%	3.2%	2.9%	3.2%
Share price — close (as at quarter end)	$47.84	$44.54	$37.48	$47.84	$37.48
Other selected information
Assets under administration (7) — RBC	$487,900	$476,300	$1,712,700	$487,900	$1,712,700
— RBC Dexia IS	1,832,100	1,738,100	—	1,832,100	—
Assets under management	113,700	111,200	101,900	113,700	101,900
Business information for continuing operations
Employees (full-time equivalent)	59,206	59,429	59,803	59,206	59,803
Bank branches	1,424	1,421	1,414	1,424	1,414
Automated banking machines	4,272	4,268	4,367	4,272	4,367

Period average USD equivalent of C$1.00	$0.877	$0.865	$0.811	$0.871	$0.819
Period-end USD equivalent of C$1.00	0.894	0.878	0.795	0.894	0.795

(1)	Net income before income taxes and non-controlling interest in subsidiaries.

(2)	All amounts have been restated to reflect the transfer of our housing tax credit syndication business from RBC U.S. and International Personal and Business to RBC Capital Markets, which was effective February 1, 2006.

(3)	On April 6, 2006, we paid a stock dividend of one common share on each of our issued and outstanding common shares. The effect is the same as a two-for-one split of our common shares. All common share and per share information have been restated to reflect the stock dividend.

(4)	Average common equity and the Return on common equity are calculated using month-end balances for the period. Average risk capital and the Return on risk capital are non-GAAP financial measures. Refer to Key financial measures (non-GAAP) section for further discussion.

(5)	Defined as the difference between the revenue growth rate and the non-interest expense growth rate.

(6)	Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).

(7)	Assets under administration — RBC Dexia IS represents the total AUA of the joint venture, of which we have a 50% ownership interest. RBC Dexia IS was created on January 2, 2006, and we contributed AUA of $1,400 billion to the joint venture at that time. As RBC Dexia IS reports on a one-month lag basis, Assets under administration — RBC Dexia IS reported for the second quarter of 2006 are as at March 31, 2006.

ROYAL BANK OF CANADA	5	Second Quarter 2006

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
CONSOLIDATED BALANCE SHEETS (unaudited)

	April 30	January 31	October 31	April 30
(C$ millions)	2006	2006	2005	2005 (1)

Assets
Cash and due from banks	$5,222	$4,682	$5,001	$4,136

Interest-bearing deposits with banks	8,878	10,913	5,237	7,043

Securities
Trading account	127,026	131,551	125,760	101,808
Investment account	36,301	33,433	34,060	37,102
Loan substitute	664	674	675	675

	163,991	165,658	160,495	139,585

Assets purchased under reverse repurchase agreements and securities borrowed	56,301	47,564	42,973	43,581

Loans
Residential mortgage	92,506	91,776	91,043	84,552
Personal	42,441	41,337	41,045	39,275
Credit cards	6,051	5,468	6,200	5,791
Business and government	57,583	55,615	53,626	49,779

	198,581	194,196	191,914	179,397
Allowance for loan losses	(1,435)	(1,439)	(1,498)	(1,612)

	197,146	192,757	190,416	177,785

Other
Customers’ liability under acceptances	8,876	7,951	7,074	6,654
Derivative-related amounts	42,192	38,237	38,834	36,415
Premises and equipment	1,699	1,736	1,708	1,753
Goodwill	4,105	4,157	4,203	4,412
Other intangibles	686	704	409	511
Assets of operations held for sale	172	178	263	1,657
Other assets	13,625	13,337	12,908	11,341

	71,355	66,300	65,399	62,743

	$502,893	$487,874	$469,521	$434,873

Liabilities and shareholders’ equity
Deposits
Personal	$113,437	$111,880	$111,618	$114,308
Business and government	170,145	160,221	160,593	143,351
Bank	39,205	42,771	34,649	25,833

	322,787	314,872	306,860	283,492

Other
Acceptances	8,876	7,951	7,074	6,654
Obligations related to securities sold short	36,014	35,856	32,391	32,181
Obligations related to assets sold under repurchase agreements and securities loaned	28,315	28,841	23,381	19,572
Derivative-related amounts	47,072	42,668	42,592	41,229
Insurance claims and policy benefit liabilities	7,182	7,150	7,117	6,860
Liabilities of operations held for sale	32	37	40	47
Other liabilities	20,388	18,533	18,408	14,557

	147,879	141,036	131,003	121,100

Subordinated debentures	7,839	8,116	8,167	8,101

Trust capital securities	1,390	1,399	1,400	1,400

Preferred share liabilities	300	300	300	300

Non-controlling interest in subsidiaries	1,947	1,916	1,944	674

Shareholders’ equity
Preferred shares	1,000	700	700	832
Common shares (2) (shares issued - 1,286,064,042; 1,290,982,576; 1,293,501,544; and 1,292,801,044)	7,191	7,189	7,170	7,091
Contributed surplus	278	299	265	242
Retained earnings	14,649	14,284	13,704	13,173
Treasury shares — preferred (shares held - 212,920; 118,400; 90,600 and nil)	(5)	(3)	(2)	—
— common (2) (shares held - 5,512,017; 6,223,880; 7,052,552 and 7,363,716)	(178)	(199)	(216)	(227)
Net foreign currency translation adjustments	(2,184)	(2,035)	(1,774)	(1,305)

	20,751	20,235	19,847	19,806

	$502,893	$487,874	$469,521	$434,873

(1)	Comparative information has been restated as a result of the identification of discontinued operations.

(2)	The number of common shares issued and the number of common shares held as treasury shares have been adjusted retroactively for the stock dividend paid on April 6, 2006. Refer to Note 9 of the unaudited Interim Consolidated Financial Statements in the Second Quarter 2006 Report to Shareholders.

ROYAL BANK OF CANADA	6	Second Quarter 2006

CONSOLIDATED STATEMENTS OF INCOME (unaudited)

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2006	2006	2005(1)	2006	2005(1)

Interest income
Loans	$3,066	$2,970	$2,604	$6,036	$5,164
Securities	1,502	1,444	1,129	2,946	2,228
Assets purchased under reverse repurchase agreements and securities borrowed	594	485	299	1,079	542
Deposits with banks	87	72	62	159	115

	5,249	4,971	4,094	10,220	8,049

Interest expense
Deposits	2,488	2,326	1,638	4,814	3,132
Other liabilities	1,046	862	683	1,908	1,342
Subordinated debentures	106	108	111	214	219

	3,640	3,296	2,432	6,936	4,693

Net interest income	1,609	1,675	1,662	3,284	3,356

Non-interest income
Insurance premiums, investment and fee income	806	858	813	1,664	1,586
Trading revenue	724	547	373	1,271	834
Investment management and custodial fees	334	315	311	649	602
Securities brokerage commissions	347	309	307	656	589
Service charges	290	294	281	584	558
Mutual fund revenue	316	261	233	577	458
Underwriting and other advisory fees	259	219	266	478	542
Card service revenue	46	145	127	191	269
Foreign exchange revenue, other than trading	118	96	88	214	180
Credit fees	56	56	41	112	93
Securitization revenue	61	49	51	110	137
Gain on sale of investment account securities	22	39	25	61	40
Other	134	97	108	231	215

Non-interest income	3,513	3,285	3,024	6,798	6,103

Total revenue	5,122	4,960	4,686	10,082	9,459

Provision for credit losses	124	47	116	171	224

Insurance policyholder benefits, claims and acquisition expense	619	652	622	1,271	1,204

Non-interest expense
Human resources	1,870	1,793	1,696	3,663	3,394
Equipment	236	231	240	467	468
Occupancy	189	182	191	371	371
Communications	173	146	152	319	303
Professional fees	156	137	113	293	227
Outsourced item processing	80	73	78	153	150
Amortization of other intangibles	20	14	16	34	35
Other	204	175	175	379	367

	2,928	2,751	2,661	5,679	5,315

Business realignment charges	—	—	2	—	4

Income from continuing operations before income taxes	1,451	1,510	1,285	2,961	2,712
Income taxes	348	332	353	680	796

Net income before non-controlling interest	1,103	1,178	932	2,281	1,916
Non-controlling interest in net income of subsidiaries	(25)	6	16	(19)	23

Net income from continuing operations	1,128	1,172	916	2,300	1,893
Net loss from discontinued operations	(10)	(1)	(9)	(11)	(7)

Net income	$1,118	$1,171	$907	$2,289	$1,886

Preferred dividends	(11)	(10)	(12)	(21)	(20)

Net income available to common shareholders	$1,107	$1,161	$895	$2,268	$1,866

Average number of common shares (2) (in thousands)	1,282,694	1,284,333	1,281,685	1,283,436	1,279,482
Basic earnings per share (in dollars)	$0.86	$0.90	$0.70	$1.77	$1.46
Basic earnings per share from continuing operations (in dollars)	$0.87	$0.90	$0.71	$1.78	$1.47
Basic earnings (loss) per share from discontinued operations (in dollars)	$(0.01)	$—	$(0.01)	$(0.01)	$(0.01)

Average number of diluted common shares (2) (in thousands)	1,301,645	1,304,378	1,303,601	1,303,106	1,301,133
Diluted earnings per share (in dollars)	$0.85	$0.89	$0.69	$1.74	$1.43
Diluted earnings per share from continuing operations (in dollars)	$0.86	$0.89	$0.70	$1.75	$1.44
Diluted earnings (loss) per share from discontinued operations (in dollars)	$(0.01)	$—	$(0.01)	$(0.01)	$(0.01)

Dividends per share (2) (in dollars)	$0.36	$0.32	$0.28	$0.68	$0.55

(1)	Comparative information has been restated as a result of the identification of discontinued operations.

(2)	The average number of common shares, average number of diluted common shares, and basic and diluted earnings per share, as well as, dividends per share have been adjusted retroactively for the stock dividend paid on April 6, 2006. Refer to Note 9 of the unaudited Interim Consolidated Financial Statements in the Second Quarter 2006 Report to Shareholders.

ROYAL BANK OF CANADA	7	Second Quarter 2006

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (unaudited)

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2006	2006	2005	2006	2005

Preferred shares
Balance at beginning of period	$700	$700	$832	$700	$532
Issued	300	—	—	300	300

Balance at end of period	1,000	700	832	1,000	832

Common shares
Balance at beginning of period	7,189	7,170	7,021	7,170	6,988
Issued	38	43	70	81	114
Purchased for cancellation	(36)	(24)	—	(60)	(11)

Balance at end of period	7,191	7,189	7,091	7,191	7,091

Contributed surplus
Balance at beginning of period	299	265	210	265	169
Renounced stock appreciation rights	—	—	(2)	—	(2)
Stock-based compensation awards	(19)	(11)	12	(30)	(1)
Initial adoption of AcG-15, Consolidation of Variable Interest Entities	—	—	—	—	54
Other	(2)	45	22	43	22

Balance at end of period	278	299	242	278	242

Retained earnings
Balance at beginning of period	14,284	13,704	12,628	13,704	12,065
Net income	1,118	1,171	907	2,289	1,886
Preferred share dividends	(11)	(10)	(12)	(21)	(20)
Common share dividends	(463)	(412)	(353)	(875)	(705)
Premium paid on common shares purchased for cancellation	(272)	(169)	—	(441)	(53)
Issuance costs	(7)	—	3	(7)	—

Balance at end of period	14,649	14,284	13,173	14,649	13,173

Treasury shares — preferred
Balance at beginning of period	(3)	(2)	—	(2)	—
Net purchases	(2)	(1)	—	(3)	—

Balance at end of period	(5)	(3)	—	(5)	—

Treasury shares — common
Balance at beginning of period	(199)	(216)	(312)	(216)	(294)
Net sales	21	17	85	38	121
Initial adoption of AcG-15, Consolidation of Variable Interest Entities	—	—	—	—	(54)

Balance at end of period	(178)	(199)	(227)	(178)	(227)

Net foreign currency translation adjustments
Balance at beginning of period	(2,035)	(1,774)	(1,426)	(1,774)	(1,556)
Unrealized foreign currency translation gain (loss)	(253)	(613)	325	(866)	744
Foreign currency gain (loss) from hedging activities	104	352	(204)	456	(493)

Balance at end of period	(2,184)	(2,035)	(1,305)	(2,184)	(1,305)

Shareholders’ equity at end of period	$20,751	$20,235	$19,806	$20,751	$19,806

ROYAL BANK OF CANADA	8	Second Quarter 2006

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2006	2006	2005(1)	2006	2005(1)

Cash flows from operating activities
Net income from continuing operations	$1,128	$1,172	$916	$2,300	$1,893
Adjustments to determine net cash from (used in) operating activities
Provision for credit losses	124	47	116	171	224
Depreciation	99	98	104	197	207
Business realignment charges	—	—	(5)	—	(3)
Business realignment payments	(16)	(27)	(30)	(43)	(44)
Future income taxes	19	21	(122)	40	(148)
Amortization of other intangibles	20	14	16	34	35
(Gain) loss on sale of premises and equipment	(4)	(5)	(5)	(9)	(9)
(Gain) loss on loan securitizations	(1)	11	(9)	10	(57)
(Gain) loss on sale of investment account securities	(22)	(43)	(26)	(65)	(41)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	32	33	132	65	372
Net change in accrued interest receivable and payable	(143)	13	—	(130)	(87)
Current income taxes	(119)	(35)	(201)	(154)	(393)
Derivative-related assets	(3,955)	597	487	(3,358)	2,482
Derivative-related liabilities	4,404	76	(19)	4,480	(972)
Trading account securities	4,525	(5,791)	(2,560)	(1,266)	(12,486)
Net change in brokers and dealers receivable and payable	(1,655)	(616)	(668)	(2,271)	322
Other	3,052	373	2,207	3,425	313

Net cash from (used in) operating activities from continuing operations	7,488	(4,062)	333	3,426	(8,392)
Net cash from (used in) operating activities from discontinued operations	(27)	13	(16)	(14)	12

Net cash from (used in) operating activities	7,461	(4,049)	317	3,412	(8,380)

Cash flows from investing activities
Change in interest-bearing deposits with banks	2,035	(5,676)	(229)	(3,641)	(776)
Change in loans, net of loan securitizations	(8,002)	(6,651)	(4,800)	(14,653)	(11,068)
Proceeds from loan securitizations	1,665	2,699	1,381	4,364	2,678
Proceeds from sale of investment account securities	2,456	3,678	11,585	6,134	20,792
Proceeds from maturity of investment account securities	8,979	7,043	4,630	16,022	10,262
Purchases of investment account securities	(12,355)	(8,415)	(15,446)	(20,770)	(27,637)
Change in loan substitute securities	10	1	—	11	26
Net acquisitions of premises and equipment	(63)	(118)	(90)	(181)	(223)
Change in assets purchased under reverse repurchase agreements and securities borrowed	(8,737)	(4,591)	(6,649)	(13,328)	3,368
Net cash used in acquisitions	—	(242)	—	(242)	—

Net cash used in investing activities from continuing operations	(14,012)	(12,272)	(9,618)	(26,284)	(2,578)
Net cash from investing activities from discontinued operations	18	68	142	86	766

Net cash used in investing activities	(13,994)	(12,204)	(9,476)	(26,198)	(1,812)

Cash flows from financing activities
Change in deposits	7,915	8,012	3,472	15,927	11,633
Repayment of subordinated debentures	(246)	—	(70)	(246)	(70)
Issue of preferred shares	300	—	—	300	300
Issuance costs	(7)	—	—	(7)	(3)
Issue of common shares	34	40	64	74	105
Purchase of common shares for cancellation	(308)	(193)	—	(501)	(64)
Net sales of treasury shares	19	16	109	35	115
Dividends paid	(422)	(425)	(360)	(847)	(700)
Dividends/distributions paid by subsidiaries to non-controlling interests	49	(66)	(2)	(17)	(3)
Change in obligations related to assets sold under repurchase agreements and securities loaned	(526)	5,460	2,770	4,934	(6,901)
Change in obligations related to securities sold short	158	3,465	3,327	3,623	7,176
Change in short-term borrowings of subsidiaries	144	(317)	(340)	(173)	(993)

Net cash from financing activities from continuing operations	7,110	15,992	8,970	23,102	10,595

Net cash from financing activities	7,110	15,992	8,970	23,102	10,595

Effect of exchange rate changes on cash and due from banks	(37)	(58)	16	(95)	22

Net change in cash and due from banks	540	(319)	(173)	221	425
Cash and due from banks at beginning of period	4,682	5,001	4,309	5,001	3,711

Cash and due from banks at end of period	$5,222	$4,682	$4,136	$5,222	$4,136

Supplemental disclosure of cash flow information
Amount of interest paid in period	$3,356	$3,247	$2,063	$6,603	$4,534
Amount of income taxes paid in period	$504	$575	$446	$1,079	$1,086

(1)	Comparative information has been restated as a result of the identification of discontinued operations.

ROYAL BANK OF CANADA	9	Second Quarter 2006

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities legislation. We may make such statements in this report, in other filings with Canadian regulators or the United States Securities and Exchange Commission, or in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2006, our medium-term goal, and strategies to achieve our objectives and medium-term goal, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “plan,” “anticipate,” “estimate,” “expect,” “intend,” “forecast,” “objective,” and words and expressions of similar import are intended to identify forward-looking statements.
     By their very nature, forward-looking statements involve numerous assumptions, and inherent risks and uncertainties, both general and specific which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, outlooks, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the management of credit, market, liquidity and funding and operational risks; the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar and British pound; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial judgments and legal proceedings; our ability to obtain accurate and complete information from or on behalf of our customers and counterparties; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results including changes in trade policies, timely development and introduction of new products and services, changes in our estimates relating to reserves and allowances, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits; natural disasters such as hurricanes, the possible impact on our businesses from public health emergencies, international conflicts and other developments including those relating to the war on terrorism; and our success in anticipating and managing the foregoing risks.
     Additional information about these factors can be found under Risk management and Additional risks that may affect future results in our 2005 Annual Report to Shareholders.
     We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Royal Bank of Canada, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.
ACCESS TO QUARTERLY RESULTS MATERIALS
Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, Q2 2006 shareholders report, and supplementary financial information on our website at rbc.com/investorrelations.
Quarterly conference call and webcast presentation
The conference call is scheduled for Friday, May 26, 2006 at 2:00 p.m. (EST). At that time, senior executives will comment on the results for the second quarter and respond to questions from analysts and institutional investors. Interested parties can listen to our second quarter results conference call with analysts and institutional investors live, and archived, via the Internet and toll-free telephone:
via the Internet at:
rbc.com/investorrelations/conference
via telephone at:
416-340-2216 (within Toronto) or 1-866-898-9626 (toll-free outside Toronto). Please call between 1:50 and 1:55 p.m. (EST). A recording of the conference call can be accessed after 5:00 p.m. (EST) on May 26, 2006 until August 25, 2006, at 416-695-5800 or 1-800-408-3053, by entering passcode 3186250.
Media Relations Contact
Beja Rodeck, Media Relations, beja.rodeck@rbc.com, 416-974-5506 (within Toronto) or 1-888-880-2173 (toll-free outside Toronto)
Investor Relations Contacts
Nabanita Merchant, Senior Vice President, Investor Relations, nabanita.merchant@rbc.com, 416-955-7803
Dave Mun, Senior IR Professional, Investor Relations, dave.mun@rbc.com, 416-955-7808
ABOUT RBC FINANCIAL GROUP
Royal Bank of Canada (TSX, NYSE: RY) uses the initials RBC as a prefix for its businesses and operating subsidiaries, which operate under the master brand name of RBC Financial Group. Royal Bank of Canada is Canada’s largest bank as measured by market capitalization and assets, and is one of North America’s leading diversified financial services companies. It provides personal and commercial banking, wealth management services, insurance, corporate and investment banking, and transaction processing services on a global basis. The company employs approximately 70,000 full- and part-time employees who serve more than 14 million personal, business and public sector clients through offices in North America and some 30 countries around the world. For more information, please visit rbc.com.

ROYAL BANK OF CANADA	10	Second Quarter 2006